INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

August 9, 2013

Adam Turk, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:

Silver Falcon Mining, Inc.

Comments to Form 10-K for Year Ending December 31, 2012

Filed April 12, 2013

File No. 000-53765

Dear Mr. Turk:

I am writing as counsel to Silver Falcon Mining, Inc. (the “Company”) in response to the comments received from the U.S. Securities and Exchange Commission by a letter dated July 17, 2013 to the Company’s Form 10-K for the year ending December 31, 2012.  Simultaneous with the submission of this letter, the Company is filing its Form 10-K/A, Amendment No. 2 (the “Amended 10-K”), which addresses many of the comments.  Below are the Company’s responses to each of the comments:

Form 10-K for the Fiscal Year Ended December 31, 2012

Description of Mining Properties, page 8

1.

We note your response to comment 2 in our letter dated June 7, 2013, and we reissue, in part, the comment. Please revise to address the extent to which a majority or segment of other owners of the leased properties may have the ability to impede your exploration or eventual mining efforts on the properties. We also note the draft disclosure that you “do not have any agreement with the other joint owners” regarding allocation of revenues, costs, etc. Please revise to address whether or not you have taken or intend to take any measures to locate and negotiate agreements with the other owners.

The Amended 10-K contains a risk factor that addresses each of the issues raised by the comment.

2.

We note your response to comment 3 in which you propose to amend your Form 10-K by removing the term ore from your filing except for contract descriptions and royalty agreements in an effort to insure accuracy. We re-issue comment 3. Alternative terms such as mineralized material and/or minerals may be substituted without implying the material mined will be economic or profitable in the summaries of your contracts and/or royalty agreements. We also note your response that tailings are not less than 10 mesh and qualify as waste rock. Please amend your filing and replace the term tailings with the term waste rock to more accurately describe your mining/processing activities. We may have additional comments pending a review of your amended filing.

As noted in the Company’s initial response to this comment, the Company agreed to change its disclosure in the manner suggested by the comment.

3.

We note your response to comment 4 in which you will revise your filing to remove the term nuggets. We re-issue comment 4. Please file your amended filing for our review.

As noted in the Company’s initial response to this comment, the Company agreed to change its disclosure in the manner suggested by the comment.

4.

We note your response to comment 5 in which you made no changes and propose to enhance your introductory paragraph to your development stage section. We re-issue comment 5, please remove terms such as develop, development, and/or production from you filing, such as Exploration and development expenses were $28,248 in 2012 as found in the Results of Operation on page 3, your financial statements, and elsewhere in your filing.

The original comment and Industry Guide 7 indicate that the terms develop, development and production are intended to apply to the extraction of minerals when there are proven reserves.  The Amended 10-K removes those terms unless they are used in a hypothetical context after reserves have been proven, which is consistent with Industry Guide 7’s definition of such terms. The Company has added language to make clear that the context refers to actual reserves by the addition of sentences and phrases like:

“. . . assuming that the exploration phase demonstrates that there are economically viable reserves in War Eagle Mountain.”

“The development phase will not take place unless that exploration phase demonstrates that there are reserves in War Eagle Mountain that can be extracted and processed in an economically viable fashion.”

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5.

We note your response to comment 6 in which you will make changes to your filing and include some metrics regarding your activities. We re-issue comment 6. Please include the tonnage (quantity) and grades (quality) of your transported materials, stockpile additions and removals, mill feed, concentrate produced and dore shipments. In addition please include the smelting and/or refining contracts for your dore shipments and concentrates.

As noted in the Company’s initial response to this comment, in the Amended 10-K the Company has added disclosure of the tonnage shipped to the mill each period, tonnage processed by the mill each period, the amount of gold and silver extracted each period and the average price obtained each period for the gold and silver extracted.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Liquidity, page 37

6.

We note your response to comment 8 in our letter dated June 7, 2013 and your related disclosure that as of July 1, 2013, you have failed to pay all interest owed on your two year notes payable. Please revise to state whether you are considered in default on these notes, and what remedies are being sought by the lenders as a result of your failure to pay interest.

As suggested, this language has been revised in the Amended Form 10-K to clarify that the Company is in default under the notes but that it is not facing any legal action from any of the noteholders at this time.

Security Ownership of Certain Beneficial Owners and Management, page 49

7.

We note your proposed disclosure in response to comment 9 in our letter dated June 7, 2013, and you are obligated to issue approximately 127 million new shares of your Class A Common Stock. Please revise your beneficial ownership table to include all lenders that may be deemed to have beneficial ownership of more than 5% of your Class A Common Stock pursuant to Exchange Act Rule 13d-3(d)(1) or advise.

The Company reviewed its convertible notes and has determined that the beneficial ownership table already disclosed all noteholders who would be entitled to convert their notes into 5% or more of the Class A Common Shares.  In that regard, the Company notes that only one noteholder (JMJ Financial) potentially has the right to convert its notes into shares of Class A Common Stock representing more than 5% of the Class A Common Stock but that its notes expressly provide that they are not convertible if following the conversion the noteholder would own more than 4.99% of the Class A Common Stock.

Evaluation of Disclosure Controls and Procedures, page 39

8.

We note your response to comment 11 in our letter dated June 7, 2013. In your amended filing, please revise this section to briefly address how management determined your disclosure controls and procedures were effective given the failure to disclose the permanent injunction.

The Company does not believe that the initial failure to disclose the permanent injunction constitutes a weakness in disclosure controls and procedures because it did not result in a restatement of the Company’s financial statements; did not involve fraud on the part of senior management; was voluntarily discovered and self-reported; and was a one-time event that by its nature is unlikely to be repeated. See the Securities and Exchange Commission’s Release No. 33-8810, “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.”  As requested, the Amended 10-K includes a sentence disclosing the basis for the Company’s conclusion that its disclosure controls and procedures were effective despite the failure.

We look forward to discussing this with you after you have had a chance to review it, and answering any questions that you have.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

I, Pierre Quilliam, hereby certify that I have read the foregoing letter dated August 9, 2013, by Robert J. Mottern, counsel for the Silver Falcon Mining, Inc. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Silver Falcon Mining, Inc.

/s/ Pierre Quilliam

Pierre Quilliam, Chief Executive Officer

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